UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Neuronetics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64131A105

(CUSIP Number)

Matthew Girandola

330 Madison Avenue – Floor 33

New York, NY 10017

(646) 560-5490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64131A105	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,237,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,237,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,237,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 64131A105	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,335,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,335,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,259,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,259,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,259,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,594,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,594,253

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,594,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,594,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,594,253

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,594,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT OPPORTUNITIES, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,642,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,642,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,642,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,642,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,642,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,642,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64131A105	13D	Page 10 of 16 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Neuronetics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3222 Phoenixville Pike, Malvern, PA, 19355.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Madryn Asset Management, LP (“Madryn”)	Delaware
Madryn Health Partners II, LP (“MHP II”)	Delaware
Madryn Health Partners II (Cayman Master), LP (“MHP II Cayman”)	Cayman Islands
Madryn Select Opportunities, LP (“MSO” and, together with MHP II and MHP II Cayman, the “Funds”)	Delaware
Madryn Health Advisors II, LP (“MHA II LP”)	Delaware
Madryn Health Advisors GP II, LLC (“MHA GP II LLC”)	Delaware
Madryn Select Advisors, LP (“MSA LP”)	Delaware
Madryn Select Advisors GP, LLC (“MSA GP LLC” and, together with MHA II LP, MHA GP II LLC, and MSA LP the “Advisors”)	Delaware

A list of the applicable Reporting Persons’ general partners, directors, executive officers and other control persons (collectively, the “Covered Persons”) is set forth under Item 2(c). Each of the Covered Persons that is a natural person is a United States citizen and each of the Covered Persons that is an entity was organized under the laws of the state of Delaware.

(b) The principal business address for each of the Reporting Persons and Covered Persons is 330 Madison Avenue – Floor 33, New York, NY 10017.

(c) The principal business of each Reporting Person is set forth below:

Reporting Person	Principal Business

Madryn	Investment advisor of the Funds

Funds	Investment Fund

Advisors	General partner of the Funds

The principal business or occupation of each Covered Person is set forth below:

Covered Person	Principal Business / Occupation

Madryn Asset Management GP, LLC	General Partner of Madryn

Madryn Capital, LLC	Managing Member of MHA GP II LLC

Avinash Amin	Managing Partner of Madryn

Member of Madryn Asset Management GP, LLC

Member of MSA GP LLC

CEO of Madryn Capital, LLC

John Ricciardi	Chief Financial Officer of Madryn Chief Operating Officer of Madryn

Matthew Girandola	Chief Compliance Officer of Madryn

CUSIP NO. 64131A105	13D	Page 11 of 16 Pages

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 10, 2024, the Company completed its previously announced transaction whereby it acquired all of the issued and outstanding common shares of Greenbrook TMS Inc. (“Greenbrook”) by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) and in accordance with the Arrangement Agreement, dated August 11, 2024, by and between the Company and Greenbrook (the “Arrangement Agreement”). In connection with the Arrangement, Greenbrook’s shareholders, including the Funds, received 0.01021 shares of Common Stock in exchange for each of their shares of Greenbrook common stock. The Reporting Persons’ holdings in Greenbrook, consisting of an aggregate 2,373,509,547 shares of Greenbrook common stock immediately prior to the consummation of the Arrangement, was exchanged for an aggregate 24,237,061 shares of Common Stock.

In addition, the Arrangement Agreement provides Madryn with the right to appoint two directors to the Company’s board of directors (the “Board”). Certain of the Reporting Persons may in the future enter into agreements with Avinash Amin, one of the Madryn appointees to the Board as of the date of this Statement, whereby Common Stock received by Avinash Amin as compensation for service to the Board would be assigned or transferred to Madryn or its affiliates.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is attached to this Statement as Exhibit 99.2 and incorporated by reference herein.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described in Item 6 below, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company.

CUSIP NO. 64131A105	13D	Page 12 of 16 Pages

In addition, the Reporting Persons and their designees to the Board have had and intend to continue having discussions, from time to time, with management and the Board, and may engage with other stockholders or securityholders of the Company and other relevant parties, or take other actions concerning, the Company’s business, lines of business, operations, strategy, plans and prospects; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the Board or management; a material change in the capitalization or dividend policies; other material changes in the Company’s business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each of the other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons beneficially own in the aggregate 24,237,061 shares of Common Stock, which represents approximately 43.6% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on 55,652,475 shares of Common Stock outstanding, based on 30,347,504 shares of Common Stock outstanding as of November 7, 2024, as reported on the Company’s Form 10-Q for the quarter ending September 30, 2024 and filed with the U.S. Securities and Exchange Commission on November 12, 2024, increased by 25,304,971 shares of Common Stock issued in connection with the Arrangement.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment advisor for each of the Funds; MHA II LP, as the general partner for each of MHP II and MHP II Cayman; MSA LP, as the general partner for MSO; MHA GP II LLC, as the general partner for MHA II LP; and MSA GP LLC, as the general partner for MSA LP, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and the Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and the Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

To the knowledge of the Reporting Persons, none of the Covered Persons owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Statement.

(c) Except as described herein, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

CUSIP NO. 64131A105	13D	Page 13 of 16 Pages

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 of this Statement is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

Simultaneously with the execution of the Arrangement Agreement, Neuronetics and Madryn and its affiliates party thereto (the “Madryn Parties”) entered into a Registration Rights Agreement (as amended by that certain Amendment No. 1 to the Registration Rights Agreement, dated as of November 1, 2024, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Madryn Parties have the right to demand registration of their Consideration Shares (as defined in the Registration Rights Agreement) three-sixty-five (365) days following consummation of the Arrangement, subject to certain limitations. In addition, the Madryn Parties have certain “piggyback” rights if the Company or other holders of Common Stock undertake a registration, subject to customary cutbacks. In addition, the Madryn Parties agreed for a period of two years to vote in favor of certain Board proposals regarding the Company’s equity plan and agreed to not acquire any additional equity securities or debt securities convertible into the Company’s equity. The foregoing description of the Registration Rights Agreement does not purport to be complete and are qualified in their entirety by reference to the Form of Registration Rights Agreement and Amendment No. 1 to the Registration Rights Agreement, which are attached as Exhibits 99.3 and 99.4, respectively, to this Statement and are incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendments hereto, which agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Except as described above and herein in this Statement, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Common Stock owned by the Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated December 17, 2024.

Exhibit 99.2	Arrangement Agreement, dated August 11, 2024, by and between the Company and Greenbrook (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on August 13, 2024).

Exhibit 99.3	Form of Registration Rights Agreement, dated August 11, 2024 (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed on August 13, 2024).

CUSIP NO. 64131A105	13D	Page 14 of 16 Pages

Exhibit 99.4	Amendment No. 1 to the Registration Rights Agreement, dated November 1, 2024, by and among the Company and the Funds (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on November 1, 2024).

CUSIP NO. 64131A105	13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

Madryn Asset Management, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners II, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners II (Cayman Master), LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Advisors II, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Advisors GP II, LLC

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Select Advisors, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Select Advisors GP, LLC

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

CUSIP NO. 64131A105	13D	Page 16 of 16 Pages

Madryn Select Opportunities, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer